Exhibit 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement on Form S-1, Amendment No. 5, of Internet Sciences Inc., that was filed on or about August 30, 2021, of our Report of Independent Registered Public Accounting Firm, dated August 13, 2021, on the consolidated balance sheets of Internet Sciences Inc., as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended, which appear in such Registration Statement.

We also consent to the references to us under the headings “Interest of Named Experts and Counsel” in such Registration Statement.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
August 30, 2021